UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

CNPJ/ME 06.057.223/0001-71

NIRE 3330027290-9

INFORMATION ON CAPITAL INCREASE DUE TO THE COMPANY’S STOCK OPTION PLAN, APPROVED BY THE BOARD OF DIRECTORS IN THE MEETING HELD ON DECEMBER 7th, 2021.

In compliance with article 30 of CVM Rule No 480/09, as amended, the Company hereby provides the information required in the Exhibit 30-XXXII of such Rule, regarding the capital increase approved by the Company’s Board of Directors on June 7th, 2021, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.       Date of the shareholders meeting in which the stock option plan was approved

On December 31,2020 our shareholders approved, in an Extraordinary Shareholders Meeting, the creation of a Stock Option Plan (“Stock Option Plan”) and the creation of a Stock Option Compensation Plan (“Compensation Plan”, jointly with the Stock Option Plan, the “Plans”).

2.       Amount of the capital increase and new capital stock

The approved capital increase is of R$1,194,331.88 (one million, one hundred ninety-four thousand, tree hundred thirty-one reais and eighty-eight cents).

After the increase, the Company’s capital stock will be changed from the current R$786,730,260.87 (seven hundred eight-six million, seven hundred thirty thousand, two hundred sixty reais and eighty-seven cents) to R$787,924,592.75 (seven hundred eight-seven million, nine hundred twenty-four thousand, five hundred ninety-two reais and seventy-five cents).

3.       Number of shares issued of each type and class

The capital increase was approved by means of the issuance of 193,667 (one hundred, ninety-three thousand, six hundred and sixty-seven) common shares.

In accordance with the Company’s By-laws, such common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

4.       Issuance price of the new shares

(i)	exercise of Series B5: 67,220 (sixty-seven thousand, two hundred and twenty) common shares, at the issuance rate of R$0,01 (one cent) per share;
(ii)	exercise of Series C5: 126,447 (one hundred twenty-six thousand, four hundred forty-four) common shares, at the issuance rate of R$ 9.44 (nine reais and forty-four cents) per share;

5.       Price of each type and class of the issuer’s shares in the markets in which they are traded:

The common shares of the Company (ASAI3) became negotiated from March 1st, 2021, reason why the Company presents below the prices of the shares from such date.

Price	June/21	july/21	Aug/21	Sept/21	Oct/21	Nov/21
Avarage	R$ 85.69	R$ 87.10	R$ 17.51	R$ 18.63	R$ 17.32	R$ 14.54
Maximum	R$ 91.32	R$ 91.16	R$ 18.53	R$ 19.66	R$ 19.50	R$ 16.24
Minimum	R$ 81.23	R$ 84.51	R$ 16.34	R$ 16.67	R$ 11.31	R$ 12.39

Average price for the last ninety (90) days (from August 1st, 2021, until November 30th, 2021): R$ 16.86.

6.       Percentage of potential dilution resulting from the issuance

Percentage of dilution of 0.0143809320657939%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.